TO OUR SHAREHOLDERS
-------------------


LETTER FROM THE PRESIDENT
-------------------------

Financial results for our Company's last year did not meet our expectations, principally because we, as many others, had a very weak fourth quarter.
Even then, the Company's sales and other revenues were $5,516,000 with net earnings of $18,000. Although the results are somewhat less than last year's, we remained profitable and expanded our product lines in important ways.

We enter 2001 confident, even though the immediate economic environment remains soft. The prospect for our traffic power products are exceptional, and military products sales should rebound significantly over the course of the year.

The recent electric power problems in California, as well as other areas, has created a new urgency to conserve natural resources. Cities and states that have been procrastinating for years have begun efforts to replace their high wattage traffic signals with new energy efficient LED technology. This change will not only save electricity but, more important to your company, will make it more economic to install a UPS such as Clary's SP1000 allowing the traffic intersection to remain operational during a period of unscheduled or rolling blackouts.

The majority of the company's sales in 2000 were attributable to our special military shipboard UPS. Being an election year, many military programs were placed on hold for further evaluation from the incoming administration. The hold on the programs Clary was supporting created the slowdown in our sales and earnings during the fourth quarter of the year. We anticipate these programs will be approved in the evaluation process and be activated by the second half of 2001. We believe that the general level of military procurements on programs such as the one Clary supports should see an increase with the new administration.

Unfortunately, the hold on the Navy programs and the general economic slowdown has continued on into the first quarter of 2001. We still anticipate being profitable in 2001, but most of our earnings will come from the second half of the year, driven by increasing potential of the traffic UPS market coupled with the expected release of funding for military shipboard UPS products.

As always, I would like to thank our shareholders for their understanding and continuing support. Everyone at Clary is focused on the need to build upon our strengths and to restore consistent profitability to our financial needs.

Sincerely



John G. Clary
President, Chairman and Chief Executive Officer

CONTINUOUS POWER SYSTEMS
------------------------

Clary Corporation's change in marketing philosophy will propel the company to new levels in the coming years. Providing power protection solutions to specialty markets with direct concentration on the Industrial Process Control, Extreme Environment, Sensitive Medical Devices, Traffic/Transportation and Military markets. CLARY BEGINS WHERE OTHERS LEAVE OFF!!


TRAFFIC & TRANSPORTATION APPLICATIONS
-------------------------------------

SP-SR/SN/U SERIES FOR ITS, TRAFFIC & CONTROL

The SP Series keeps intersections operational during power failures. Supplies clean regulated power for the entire controller cabinet, including LED signals, conflict monitor video, preemption and other sensitive equipment. This special designed UPS keeps LED signal heads running for hours, depending on battery type. An event counter on the SR/SN models allows monitoring of the outages. Models available for ITS Systems including hubs, routers and other equipment. SRN models are available for special government and military applications.


MEDICAL & SCIENTIFIC APPLICATIONS
---------------------------------

S SERIES MEDICAL GRADE

The S Series product is the only one in its class to offer true medical grade performance in its power rating. Provides non-interrupted procedures, prevents improper test results, enhanced patient security and no revenue disruption. Clary Scientific is the number one supplier of UPS to protect Excimer Laser and Lasik Microkeratome equipment, DNA Sequence and Blood Analyzers.


COMMERCIAL & INDUSTRIAL APPLICATIONS
------------------------------------

DT (DIGITAL) SERIES
On-Line Double Conversion topology for use where high reliability is required. Personal computing application, cash register, home electronic equipment, POS Terminals, Work Stations and communications equipment. Power Factor Correction is standard. SNMP compatible.

DT-HT (HIGH TEMP) & DT-ET (EXTREME TEMP) SERIES
On-Line Double Conversion topology at its best. For that application where all others have failed due to extreme indoor or outdoor environmental conditions. Operates in temperatures where others will not. Ideal for those areas not environmentally controlled and in remote locations. Power Factor Correction standard and SNMP compatible.

E SERIES (DIGITAL)
All digital On-Line Double Conversion topology at its best in higher VA rating Designed to provide the maximum performance with Power Factor Correction, fully isolated output, wide input and output voltage and frequency range.
SNMP compatible. Ideal for Server Farms, Telecom and many other critical mission applications.

MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------

Results of Operations
---------------------
Over the past three years, the Company has developed, produced and sold a wide range of uninterruptible power systems.

2000 vs. 1999
-------------
Sales for 2000 decreased $207,000 or 3.7% from the year 1999. Cost of sales increased $67,000 or 1.8%. The major difference over the two years was a substantial one-time sale of product to Celera Genomics Corporation in 1999 where the transaction was treated as an in-house sales with a larger commission. This treatment created a higher sales amount with the same cost of sales but, by including the commission, a much higher selling expense. If this sale in 1999 would have been treated as a discontinued sale, the total sales and selling expense for 1999 would both be reduced by approximately $200,000. This would result in the year 2000 sales being approximately equal to 1999 sales with a minor $67,000 increase in cost of sales due to product mix. This being the case, engineering, selling and administrative and interest expenses were all very close comparisons over the two periods. The difference between the $18,000 profit in 2000 and $52,000 profit in 1999 was the cost of sales increase due to product mix. With the accounting treatment shift, the two years ended up almost identical.

1999 vs. 1998
-------------
Sales for 1999 increased $2,071,000 or 57.5% over the year 1998. This increase was due to an increase in sales to the Navy through the Company's major representive, Nova Power Solutions and a major sale to Celera Genomics Corporation to be used as a power back-up for its new DNA equipment. Continuing increased sales through Nova Power is anticipated during the coming year. The Company also anticipates increasing its sale of power products to support the traffic signal market during the year 2000.

Cost of sales increased $1,199,0000 or 46.2% over 1998. This increase was due primarily to the sales increase but was partially offset by increased margins on the product mix over the periods. Engineering and development increased $26,000 or 7.2% which was not considered significant. Selling increased $53,000 or 5.7%. This increase was due to increased sales commissions on the increased sales. General & Administrative remained constant while interest expenses increased $32,000 or 23.3%. The increase in interest cost was due to increased borrowing to support the increased sales and production level. The increase in sales was the contributing factor for the small profit after several years of losses.


Liquidity and Capital Requirements
----------------------------------
During the past three fiscal years, funds provided from operations, short-term bank lines of credit and long-term financing through an affiliate Company have been sufficient to fund the Company's needs for working capital. Only minor capital expenditures will be required in 2001. The Company anticipates its growth in 2001 will require an increase in working capital. The Company expects to meet its working capital requirements in 2001 through internally generated funds and expanded short-term lines of credit

The company's short-term line of credit with the bank will be reviewed for renewal on May 01,2001.

                                  STATEMENT OF OPERATIONS
                      (Amounts in thousands except per share data)

	                                           Year ended December 31
	                                            2000	    1999	   1998
                                         	   ----     ---- 	 ----
Sales and other income
Net sales	                                  $5,465 	 $5,672	 $3,601
Other income                                    51 	     20	    103
	                                           ------	 ------	 ------
	                                            5,516 	  5,692	  3,704
Cost and expenses
Cost of products sold                        3,861    3,794   2,595
Engineering and product development	           395      388     362
Selling	                                       840 	    988	    935
General and administrative	                    244      299     299
Interest on long-term debt	                     57       78      57
Other interest	                                 99 	     91	     80
	                                           ------   ------  ------
	                                            5,496    5,638   4,328
	                                           ------   ------  ------
Earnings (Loss) before income taxes	            20 	     54	   (624)
Income tax expense (Note 5)	                     2  	     2       1
                                         	  -------  ------	  ------
Net earnings (loss)	                           $18 	   $52	   $(625)
	                                           =======  ======= =======

Net Earnings (loss) per common share
(Note 1)	                                     $0.01 	 $0.03   $(0.35)
	                                           ======	 =======  =======

See notes to financial statements.

                                                     BALANCE SHEETS
                                                     --------------
                                                  	Year Ended December 31
                                                    	2000	         1999
                                                   	------      	------
ASSETS
Current Assets
Cash                                               	$275,000   	$284,000
Notes and accounts receivable,
less allowance for doubtful accounts
of $45,000 in 2000 and $24,000 in 1999(Note 4)        587,000  	 556,000
Inventories (Notes 1, 2 and 4)                      1,950,000  1,783,000
Prepaid expenses and other assets                    	 40,000     57,000
                                                    ---------- ----------
     Total current assets	                          3,067,000   2,711,000
Property and equipment Net (Notes 1 and 3)	           140,000     130,000
Other assets	                                          16,000	     12,000
	                                                   ---------- 	---------
TOTAL ASSETS	                                      $3,223,000  $2,853,000
                                                   ==========  ===========

                                            LIABLITIES AND STOCKHOLDERS' EQUITY
                                            -----------------------------------
Current Liabilities
Notes payable, including
related party (Notes 4 and 11)	                        $925,000    $815,000
Accounts payable and accrued expenses 	                 208,000     190,000
Accounts payable, related party (Note 11)              	565,000     283,000
Accrued payroll, payroll taxes and amounts withheld
from employees                                           64,000	     77,000
Customer deposits                                        22,000	     25,000
	                                                      --------	    --------
    Total current liabilities	                        1,784,000   1,390,000

Convertible subordinated debt (Notes 6 and 1 1)	        600,000	    600,000
Commitments and contingencies (Note 7)                    -0-	          -0-
Stockholders' equity (Note 6,8 and 11)
Cumulative convertible preferred stock, 5.5%,
par value $5 per share; authorized and
outstanding, 11,033 in 2000 and 1999                     55,000     	55,000
Cumulative convertible Series B preferred stock
7%, par value $5 per share; authorized 988,967
share issued and outstanding, 55,000 shares
in 2000 and 1999 (Note 11)                             	550,000     550,000
Common stock, par value $1 per share, authorized
10,000,000 shares; issued and outstanding,
1,807,419 in 2000 and 1999	                           2,509,000   2,509,000
Additional paid-in capital	                           5,099,000   5,099,000
Accumulated deficit	                                 (7,374,000) (7,350,000)
                                                     ----------   ----------
    Total Stockholders' Equity	                         839,000  	  863,000
                                                     ----------   ----------
TOTAL LAIBILITIES & STOCKHOLDERS' EQUITY	            $3,223,000  $2,853,000
	                                                   ===========  ===========

See notes to financial statements.

[CAPTION]
                                                 STATEMENT OF CASH FLOWS
                                                  -----------------------
                                                  (Amounts in thousands)

                                                   Year ended December 31

                                                      2000  	1999  	1998
                                                     ----    ----  	 ----
[S]	                                                  [C]  	  [C]	   [C]
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings (loss)	                                  $18  	 $52   	$(625)
Adjustments to reconcile net earnings (loss)
to net cash (used for) provided by
operating activities:
Depreciation and amortization	                         22 	    8	      26
Provision for losses on accounts receivable	           21  	  13	      (3)
Change in assets and liabilities:
Decrease in cash restricted	                           -0- 	  -0-   	 300
(Increase) Decrease in accounts receivable	          (236) 	 (44)   	 206
(Increase) in inventory                              (167) 	 (98)   	(243)
Decrease (increase) in prepaid expenses                17 	  (23)      13
(Increase) decrease in other assets	                   (4) 	  55 	     (8)
Increase (decrease) in accounts payable and
accrued expenses	                                     287 	  158 	   (387)
(Decrease) increase in customer deposits               (3) 	  (1)   	   9
	                                                    ------ 	----- 	------
Net cash (used for) provided by
operating activities                                  (45) 	  120    (712)

CASH FLOWS FROM OPERATING ACTIVITIES:
Capital expenditures	                                 (32) 	  (36)  	 (21)
	                                                    ------	 ------	  -----
Net cash (used for) investing activities	             (32) 	  (36)	   (21)


CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowing under line-of-credit	                    110 	    65	    25
Proceeds from issuance of Long-Term Notes	             -0-     -0-	   550
Dividends paid	                                        (42)     (25)   (3)
	                                                     -----	  -----	  ------
Net cash provided by financing activities	              68 	     40	   572
	                                                     ----- 	 ------	 ------
Net (decrease)increase in cash and cash
Equivalents	                                            (9)   	 124 	 (161)
Cash and cash equivalents at beginning of year	        284 	    160 	  321
	                                                     -----  -----	  -----
Cash and cash equivalents at end of year	             $275    	$284 	 $160
	                                                     =====  ======  	======
[FN]
See notes to financial statements.

                                        STATEMENT OF STOCKHOLDERS' EQUITY
                                          ---------------------------------
                                             (Amounts in thousands)

                                  	Cumulative
	                                  convertible		       Additional
                                  	preferred	   Common	  paid-in	  Accumulated
	                                  stock        stock	   capital	  deficit
	                                  --------- 	 ------- 	---------  ---------
Balance at December 31, 1997	        $55 	     $2,509 	 $5,099 	  $(6,749)
Cash dividend on preferred stock
$.275 per share                      -0-	      -0-	       -0-	        (3)
Net loss for year	                   -0-      	-0-	       -0-	      (625)
                                   ----------  -------  -------	 --------
Balance at December 31, 1998	         55	       2,509	    5,099	   (7,377)
Issuance of Series "B" preferred
Stock        	                       550          -0-      	-0-      	-0-
Cash dividend on Series "A"
preferred stock-$.275 per share      -0-         -0-	      -0-	       (3)
Cash dividend on Series "B"
preferred stock.                     -0- 	        -0-	      -0-	      (22)
Net earnings per year               	-0-         	-0-	      -0-       	52
	                                  --------	  --------	  -------	 --------
Balance at December 31, 1999         605       	2,509 	   5,099   	(7,350)
Cash dividend on Series "A"
preferred stock $.275 per share      -0-         	-0-      	-0-       	(3)
Cash dividend on Series "B"
 preferred stock-$.70 per share      -0-          -0-       -0-	      (39)
Net earnings for year	               -0-	         -0-	      -0-	       18
	                                  --------	   --------  --------	--------
	                                   $605	      $2,509	    $5,099	 $(7,374)
	                                  ========	  =========	 ========	========

See notes to financial statements.

NOTE TO FINANCIAL STATEMENTS
----------------------------
December 31, 2000, 1999 and 1998

Note 1- SUMMARY OF ACCOUNTING POLICIES
---------------------------------------
The Company's operations are in manufacturing of uninterruptible power systems and related products. A summary of the Company's significant accounting policies, consistently applied in the preparation of the financial statements, follows.

Use of Estimates:
-----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Fair Value:
-----------
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate carrying values of such amounts.

Cash Equivalents:
----------------
Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash.

Inventories:
-----------
Inventories are stated at the lower of cost (including direct materials, direct labor and manufacturing overhead) or market on the first-in, first-out basis.
Obsolete and possible excess quantities are reduced to their estimated net realizable values in the period such obsolescence is determined.

Property and Equipment:
-----------------------
Property and equipment are carried at cost less accumulated depreciation.
Improvements to leased property are amortized over the term of the lease.
Depreciation is provided on a straight-line basis over estimated useful lives from 3 to 20 years.

Earnings (Loss) Per Common Share:
---------------------------------
Earnings (Loss)  per common share is based upon the weighted average number of common shares outstanding during each period (1,807,419 in 2000 and 1999,and
1,807,319 in 1998) after giving effect to dividend requirements on the preferred stock. Either immaterial or no effect is given to stock options, as the impact would be anti-dilutive.

New Accounting Pronouncement:
-----------------------------
The Company has adopted Statements of Financial Accounting Standard No. 130,
"Reporting Comprehensive Income" and No.133, "Accounting for Derivative
Instrument and Hedging Activities." The company also adopted Statement of
Position No. 98-5 "Reporting on the Costs of Start-Up Activities." Adoption
of these pronouncements did not materially affect the financial statements.


Note 2-INVENTORIES:
-------------------
Inventories were composed of the following amounts
as of December 31,

                                                        	2000	       1999
	                                                       -------	    -------
Finished goods	                                        $502,000	   $512,000
Work-in-progress	                                     1,448,000  	1,271,000
	                                                     ----------	 ---------
	                                                    $1,950,000	 $1,783,000
	                                                    ==========	 ===========


Note 3-PROPERTY AND EQUIPMENT:
------------------------------
Property and equipment were composed of the following amounts as of December 31,

                                                       	2000      	1999
	                                                     -------	   --------
Machinery and equipment	                            $1,460,000  	$1,428,000
Less accumulated depreciation
 and amortization                                    1,320,000   	1,298,000
	                                                    ---------- 	----------
	                                                     $140,000	    $130,000
                                                    	========== 	===========

Note 4 - NOTES PAYABLE:
-----------------------
At December 31,2000 and 1999, the Company had a short-term borrowing agreement with a bank. At December 31, 2000 and 1999, the Company also had short-term notes for $400,000 with an affiliate company bearing an interest rate of 10.75%
per annum. The borrowing with the bank was collateralized by essentially all the assets of the Company. The short-term notes are collateralized by a second position on the same assets. The bank agreement requires the maintenance of certain ratios pertaining to working capital and debt to equity. It is to be evaluated for renewal on May 1, 2001.

A comparison of information with respect to notes payable to the financial institutions at December 31, is as follows:


                                                         	2000	       1999
	                                                         -----     	 -----
Line of credit subject to
collateral available	                                  $750,000   	$750,000
Outstanding loans	                                      525,000    	415,000
Unused credit available	                                 87,000	     18,000
Interest rate prime plus	                                  1.9%	       2.5%
Average interest rate at 12/31	                           11.4%	     10.25%
Average during the year
Short-term borrowings                                 	$500,000   	$470,000
Weighted average interest rate                           	11.4%     	10.52%
Maximum month end short-term
borrowing during the year                             	$575,000   	$600,000


Note 5 - TAXES ON INCOME
------------------------
As of December 31, 2000 and 1999, the Company has no deferred tax liabilities in either year and total deferred tax assets of $960,000 and $973,000, respectively. The Company has recorded a valuation allowance for the amount by which total deferred tax assets exceed total deferred tax liabilities, and as a result, the Company has not recorded any liability or asset for deferred taxes as of December 31, 2000 or 1999. Significant components of the Company's deferred tax assets and liabilities as of December 31,2000 and 1999 are as follows:

                                                      2000    	 1999
	                                                     ----     -----
Deferred tax assets
Allowance for doubtful accounts                     	$18,000	  $10,000
Inventory reserve	                                    26,000   	50,000
Accrued legal fees	                                      -0-     7,000
Tax credit carryforward	                              32,000	   52,000
Net operating loss carryforward	                     853,000  	823,000
Inventory adjustment	                                 31,000   	31,000
	                                                    -------   -------
	                                                    960,000  	973,000
Valuation allowance                                 	960,000   973,000
                                                     -------  	-------
	                                                      -0-	      -0-
	                                                    ======== 	========

The federal regular and alternative minimum tax net operating loss carryforwards totaling $2,377,000 and $2,119,000, respectively, expire at various dates from 2003 to 2020. The general business tax credit carryforwards expire in 2001


Note 6 - CONVERTIBLE SUBORDINATED DEBT
--------------------------------------
Convertible subordinated debt at December 31, consists of the following:

                                                      	2000	      1999
	                                                      ----       ----
9.50% convertible subordinated notes
due January 17, 2002 and
convertible into common stock at
$1.00 per share                                     	$600,000  	$600,000

The convertible subordinated debt is generally subordinated to notes payable and indebtedness to financial institutions now outstanding or subsequently incurred. The 9.5% convertible subordinated notes were originally due on October
17,2000. The Company requested the holders to extend these notes until January
17,2002. This offer was unanimously accepted by all holders.

Note 7 - COMMITMENTS AND CONTINGENCIES
-------------------------------------
Aggregate rental commitments under operating leases at December 31,2000 for property is $55,000 (2001). The total rental expense under all leases was
$82,000 for all three years, 2000,1999 and 1998.

Note 8 - STOCKHOLDER'S EQUITY
-----------------------------
The 5.5% cumulative convertible Series "A" preferred stock may be redeemed in whole or in part by the Company upon not less than 30 days notice, at $5.50 a share, plus accrued dividends to the date of redemption. The preferred stock is convertible on a basis of 1.15 shares of common stock for each share of preferred stock. During 2000 and 1999, there were no shares of preferred stock converted to common stock. As of December 31, 2000, 12,688 shares of common stock were reserved for conversion of the Series "A" preferred stock

The 7% cumulative convertible Series "B" preferred stock may be redeemed, after the second anniversary of the date of issuance, in whole or in part, at the option of the Company upon not less than 30 days notice at $10.00 a share plus accrued dividends to the date of redemption. The stock is convertible on a basis of 8 shares of common stock for each share of preferred stock. As of December 31,2000, 440,000 shares of common stock were reserved for conversion of the Series "B" preferred stock. The Series "B" preferred stock also has the right to vote together with holders of common stock as a single class on any and all matters with respect to which holders of common stock have voting or consent rights.

The Company also has reserved 600,000 shares of common stock for conversion of the 9.5% convertible subordinated notes.

In the event of liquidation, the holders of the preferred stock have preferential rights to the Company's assets.

The Company has an Employee Incentive Stock Option Plan which was adopted in
1996. Under the plan, the Company has reserved 100,000 shares of common stock for purchase by officers and key employees. During 2000,there were 14,000 options granted, and no shares exercised. At December 31,2000, under the plan, there are 14,000 shares outstanding. Grants under the plan are made by a committee consisting of two members of the Board of Directors. Exercise price of options may not be less than the fair market value of the common stock at the time of grant. The options are exercisable in annual installments, commencing one year after the date of grant and expiring five years after the date of the grant.

The Company adopted FASB Statement No. 123, "Accounting for Stock-Based
Compensation", effective for 1996. Under this pronouncement, the Company has elected to follow Accounting principles Board Opinion No. 25," Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share as required by Statement 123 has not been presented as the amounts are immaterial.

Note 9 -  STATEMENTS OF CASH FLOWS
Supplemental disclosures of cash flows information:

Cash paid during the year for:               2000 	   1999     1998
	                                            -----   	-----    -----
Interest                                   $156,000 	$169,000 	$137,000
Income taxes	                              $  2,000  $  1,000  $  1,000
Conversion of debt to Preferred stock           -0-  $550,000     -0-



Note 10 - SIGNIFICANT CUSTOMERS
-------------------------------
Sales, as a percent of total sales, to the Company's largest customer was 49%
in 2000 and 31% in 1999.


Note 11 - RELATED PARTY TRANSACTIONS
-----------------------------------
The Company's Chairman of the Board and a major shareholder is the President,
Director and a principal shareholder of Addmaster Corporation. During 2000, 1999 and 1998, the Company and Addmaster engaged in the transactions summarized below:


 a: During 1998, Addmaster loaned the Company an additional $75,000, under a 10.75% secured promissory note. The loan is secured by a second position to a bank on all the assets of the Company and is due along with a loan of $325,000 on October 15,2001.

 b: The Company purchased inventory items from Addmaster amounting to $1,152,000 in 2000, $650,000 in 1999 and $603,000 in 1998.

 c: During 1995 and 1998, Addmaster loaned the Company $400,000 and $550,000, respectively. The $400,000 in 1995 was in exchange for $400,000 9.5% convertible subordinated debentures due October 2000 (which in 1999 was extended to January 17,2002). The $550,000 in 1998 was in exchange for a $550,000 9% convertible subordinated note due January 31, 2000.
    On May 31,1999,this $550,000 9% convertible note was converted into 55,000 shares of the company's Series "B" 7% preferred stock.
    Amounts due to Addmaster at December 31, are included in the following balance sheet accounts:


                                         2000       	1999     	1998
	                                       --------   --------	  -------
Notes payable	                          $400,000  	$400,000  $400,000
Accounts payable, related party	        $565,000	  $283,000  $123,000
Convertible subordinated debt	          $400,000   $400,000  $950,000


NOTE:12 RETIREMENT/PROFIT SHARING PLAN
--------------------------------------
During the year 2000, the company adopted a 401(K) retirement/profit sharing plan. Employees who have completed two month of employment will be eligible to participate in the plan. As a participant , each employee may elect to defer up 15% of their compensation each year (up to a maximum established by law wich was $10,500 in the year 2000) instead of receiving that amount in cash.
The company, at its discretion, may make a contribution as a percent set by the company. In addition, the company may also make an additional discretionary profit sharing contribution.

In 2000, the company provided matching contributions of 50% of the first 4% of deferred wages or total of $9,900. The company did not provide any profit sharing contributions in 2000.


S.E.C. Form 10-K Available
--------------------------
Copies of the Company's annual report on Form 10-K filed with Securities and
Exchange Commission are available to stockholders, without charge, by written request addressed to the Secretary of the Company.


MARKET INFORMATION
------------------
As of December 31, 2000 there were approximately 1,900 shareholders of the
Company's Common Stock. The Common Stock is traded on the Pacific Stock Exchange and the prices listed below reflect actual sales.

                                     2000                	1999
	                                    ----                 -----
	                                    High    	Low    	   High   	 Low
	                                    ----    -----       ----  	  ----
1st Quarter	                        1 5/8    	1	       1 1/8     	3/4
2nd Quarter	                        1 7/16  	1 1/4     1 1/16   11/16
3rd Quarter	                        1 5/16 	 1 5/16    1 1/16	    1
4th Quarter	                        1 3/16  	 1          7/8	    5/8


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
--------------------------------------------------

Board of Directors and Stockholders
Clary Corporation

We have audited the accompanying balance sheets of Clary Corporation (a Califor-nia corporation) as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity, and cash flows for the two years then ended.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Corporation as of December 31,2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



Certified Public Accountants
Santa Monica, California
February 06, 2001


SELECTED FINANCIAL INFORMATION
------------------------------
(Amounts in thousands excepts for per share data)

                                                 	5 Year Summary
	                                        --------------------------------
Operating Results                          2000  	1999  	1998  	1997  	1996
-----------------                          ----   ----   ----   ----   ----
Sales and other revenues	              $5,516 	$5,692 	$3,704 	$4,657 	$5,360
Earnings (Loss) before income taxes	       20    	54	    (624)	  (131)	  (652)
Provision for income taxes	                 2 	    2  	     1	      1	      1
	                                          ------	------	------	------	------
Net Earnings (loss)	                   $   18 	$   52	 $ (625)	$ (132)  $(653)
	                                         ------	-------	-------	------	-------
Net Earnings (loss) per common share	  $ 0.01 	$ 0.03 	$ (.35)	$ (.07)  $(.36)
                                       	======	======	=======	=======	=======

Balance Sheet Highlights
------------------------
Assets
Current assets	                      $3,067  $2,711  $2,435  $2,869 	$2,842
Property and equipment (net)	           140 	   130 	   102 	   107 	   115
Other assets	                            16 	    12 	    67      59	     59
	                                    ------	 ------	 -------	------	 ------
Total assets	                        $3,223 	$2,853 	$2,604	 $3,035	 $3.016
	                                    ====== 	======	 ======	 ======	=======

Liabilities and Equity
Current liabilities	                 $1,784 	$1,390 	$1,168 	$1,522 	$1,367
Convertible subordinated debt	          600 	   600	  1,150	    600	    600
Equity	                                 839 	   863	    286	    914 	 1,049
	                                    ------  	------	------	 ------	 ------
Total liabilities and equity	        $3,223 	$2,853 	$2,604	 $3,035 	$3,016
	                                    ======  ======  ======  ======  =======
Working capital	                     $1,283 	$1,321	 $1,267	 $1,347	 $1,475
                                     ====== =======	=======	======	======
See footnotes 1 and 9 to financial statements.

OFFICERS
John G. Clary
President, Chairman of the Board, and C.E.O.
Donald G. Ash
Treasurer and Assistant Secretary
John J. Guerin
Secretary

BOARD OF DIRECTORS
John G. Clary*
President, Addmaster Corporation
Donald G. Ash*
John P. Clary*
Vice-President, Addmaster Corporation
Hugh L. Clary**
Vice-President, Addmaster Corporation
Russell T. Gilbert**
Retired Founder, President and C.E.O.
Cimco, Inc.
John J. Guerin*
Attorney at Law
**Members of the Executive Committee
**Members of the Audit Committee

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation, Glendale, California

LEGAL COUNSEL
O'Melveny & Myers, Los Angeles, California

AUDITORS
Stonefield Josephson, Inc.
Santa Monica, California

SUBSIDIARY
Clary Scientific, Inc.

OFFICES-CLARY CORPORATION
AND SUBSIDIARY
1960 South Walker Avenue
Monrovia, California 91016
Phone (626) 359-4486
Fax   (626) 301-0659

LISTING
Pacific Stock Exchange
Symbol: CLY TT



Annual Meeting
--------------
The Annual Meeting of the Shareholders of the Company will be held at the
Company's offices, 1960 South Walker Avenue, Monrovia, California on Wednesday
May 30, 2001 at 3:00 o'clock p.m. Pacific Daylight Time.

Dividend Information
--------------------
The Company has not paid a dividend on its Common Stock in recent years.
The Company has paid quarterly dividends at the annual rate of $.275 per share on its Series "A"  Preferred Stock; the minimum rate these shareholders are entitled to on a cumulative basis. The Company also paid the first annualized dividend on its  Series "B" preferred stock of $.41 per share for the seven months the stock was outstanding during 1999 and $0.70 per share in 2000.
